GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Accredit Loans Inc, 2006-QS1
2. Factor Summary	Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	01/30/2006
	First Distribution Date:	02/25/2006
5. Other Income Detail *(Not Applicable)*	Determination Date:	12/21/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	12/26/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:	
	Book-Entry:	12/22/2006
8. Collateral Summary	Definitive:	11/30/2006
9. Repurchase Information	Variable Book Entry:	12/22/2006
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	Main Telephone:	714-247-6000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report *(Not Applicable)*	Bond Administrator:	Rona Hsu
15. Distribution Percentages	Telephone:	818-260-1508
16. Overcollateralization Summary *(Not Applicable)*	Pool(s) :	40260
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1
December 26, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	761118RZ3	1,200,000.00	1,200,000.00	5.75000000	0.00	5,750.00	5,750.00	0.00	0.00	0.00	1,200,000.00
A-2	761118SA7	6,775,000.00	5,732,641.57	5.75000000	100,746.82	27,468.91	128,215.73	0.00	0.00	0.00	5,631,894.75
A-3	761118SB5	108,134,000.00	91,497,190.20	5.75000000	1,607,993.53	438,424.04	2,046,417.57	0.00	0.00	0.00	89,889,196.67
A-4	761118SC3	17,636,000.00	17,636,000.00	5.75000000	0.00	84,505.83	84,505.83	0.00	0.00	0.00	17,636,000.00
A-5	761119SD1	86,970,608.00	66,725,049.08	6.22999994	2,944,942.17	346,414.21	3,291,356.38	0.00	0.00	0.00	63,780,106.91
A-6	761118SE9	11,343,992.00	8,703,267.00	2.06999785	384,122.88	15,013.12	399,136.00	0.00	0.00	0.00	8,319,144.12
A-7	761118SF6	25,784,400.00	25,784,400.00	5.75000000	0.00	123,550.25	123,550.25	0.00	0.00	0.00	25,784,400.00
A-8	761118SG4	42,974,000.00	36,213,091.31	5.67000012	839,634.24	171,106.86	1,010,741.10	0.00	0.00	0.00	35,373,457.07
A-9	761118SH2	42,974,000.00 [1]	36,213,091.31 [1]	1.82999986	0.00	55,224.96	55,224.96	0.00	0.00	0.00	35,373,457.07 [1]
A-P	761118SJ8	2,784,564.75	2,595,305.35	0.00000000	38,815.30	0.00	38,815.30	0.00	0.00	0.00	2,556,490.05
A-V	761118SK5	323,843,583.63 [1]	276,179,226.23 [1]	0.45339762	0.00	104,349.17	104,349.17	0.00	0.00	0.00	270,185,973.17 [1]
R-I	761118SL3	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	761118SM1	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	761118SN9	10,525,500.00	10,458,032.98	6.00000000	49,860.98	52,290.16	102,151.14	0.00	0.00	0.00	10,408,172.00
M-2	761118SP4	3,238,400.00	3,217,642.30	6.00000000	15,340.82	16,088.21	31,429.03	0.00	0.00	0.00	3,202,301.48
M-3	761118SQ2	2,428,800.00	2,413,231.72	6.00000000	11,505.61	12,066.16	23,571.77	0.00	0.00	0.00	2,401,726.11
B-1	761118SR0	1,619,200.00	1,608,821.15	6.00000000	7,670.41	8,044.11	15,714.52	0.00	0.00	0.00	1,601,150.74
B-2	761118SS8	1,295,400.00	1,287,096.66	6.00000000	6,136.52	6,435.48	12,572.00	0.00	0.00	0.00	1,280,960.14
B-3	761118ST6	1,133,518.88	1,107,456.90	6.00000000	5,280.05	5,537.28	10,817.33	0.00	0.00	0.00	1,120,973.13
Deal Totals		**323,843,583.63**	**276,179,226.22**		**6,012,049.33**	**1,472,268.75**	**7,484,318.08**	**0.00**	**0.00**	**0.00**	**270,185,973.17**

[1].Notional Balance

[2] Class B-3 has been adjusted by additional proceeds in the amount of 18,796.28.

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1
December 26, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	761118RZ3	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-2	761118SA7	846.14635720	14.87037934	4.05445166	18.92483100	0.00000000	0.00000000	831.27597786
A-3	761118SB5	846.14635730	14.87037870	4.05445133	18.92483003	0.00000000	0.00000000	831.27597860
A-4	761118SC3	1,000.00000000	0.00000000	4.79166648	4.79166648	0.00000000	0.00000000	1,000.00000000
A-5	761119SD1	767.21378193	33.86134969	3.98311818	37.84446787	0.00000000	0.00000000	733.35243224
A-6	761118SE9	767.21378153	33.86134969	1.32344240	35.18479209	0.00000000	0.00000000	733.35243184
A-7	761118SF6	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-8	761118SG4	842.67443826	19.53819146	3.98163680	23.51982827	0.00000000	0.00000000	823.13624680
A-9	761118SH2	842.67443826	0.00000000	1.28507842	1.28507842	0.00000000	0.00000000	823.13624680
A-P	761118SJ8	932.03268123	13.93944960	0.00000000	13.93944960	0.00000000	0.00000000	918.09323163
A-V	761118SK5	852.81673064	0.00000000	0.32222090	0.32222090	0.00000000	0.00000000	834.31010163
R-I	761118SL3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	761118SM1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	761118SN9	993.59013634	4.73716023	4.96795022	9.70511045	0.00000000	0.00000000	988.85297611
M-2	761118SP4	993.59013710	4.73716033	4.96795022	9.70511055	0.00000000	0.00000000	988.85297678
M-3	761118SQ2	993.59013505	4.73715827	4.96795125	9.70510952	0.00000000	0.00000000	988.85297678
B-1	761118SR0	993.59013710	4.73716033	4.96795331	9.70511364	0.00000000	0.00000000	988.85297678
B-2	761118SS8	993.59013432	4.73716227	4.96794812	9.70511039	0.00000000	0.00000000	988.85297205
B-3	761118ST6	977.00789951	4.65810503	4.88503553	9.54314056	0.00000000	0.00000000	988.93203261

Deal Factor :	83.43101016%

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1

December 26, 2006

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	11/01/2006	11/30/2006	30/360	1,200,000.00	5.75000000	5,750.00	0.00	0.00	0.00	0.00	5,750.00	0.00
A-2	11/01/2006	11/30/2006	30/360	5,732,641.57	5.75000000	27,468.91	0.00	0.00	0.00	0.00	27,468.91	0.00
A-3	11/01/2006	11/30/2006	30/360	91,497,190.20	5.75000000	438,424.04	0.00	0.00	0.00	0.00	438,424.04	0.00
A-4	11/01/2006	11/30/2006	30/360	17,636,000.00	5.75000000	84,505.83	0.00	0.00	0.00	0.00	84,505.83	0.00
A-5	11/25/2006	12/24/2006	30/360	66,725,049.08	6.22999994	346,414.21	0.00	0.00	0.00	0.00	346,414.21	0.00
A-6	11/25/2006	12/24/2006	30/360	8,703,267.00	2.06999785	15,013.12	0.00	0.00	0.00	0.00	15,013.12	0.00
A-7	11/01/2006	11/30/2006	30/360	25,784,400.00	5.75000000	123,550.25	0.00	0.00	0.00	0.00	123,550.25	0.00
A-8	11/25/2006	12/24/2006	30/360	36,213,091.31	5.67000012	171,106.86	0.00	0.00	0.00	0.00	171,106.86	0.00
A-9	11/25/2006	12/24/2006	30/360	36,213,091.31 [1]	1.82999986	55,224.96	0.00	0.00	0.00	0.00	55,224.96	0.00
A-V	11/01/2006	11/30/2006	30/360	276,179,226.23 [1]	0.45339762	104,349.17	0.00	0.00	0.00	0.00	104,349.17	0.00
M-1	11/01/2006	11/30/2006	30/360	10,458,032.98	6.00000000	52,290.16	0.00	0.00	0.00	0.00	52,290.16	0.00
M-2	11/01/2006	11/30/2006	30/360	3,217,642.30	6.00000000	16,088.21	0.00	0.00	0.00	0.00	16,088.21	0.00
M-3	11/01/2006	11/30/2006	30/360	2,413,231.72	6.00000000	12,066.16	0.00	0.00	0.00	0.00	12,066.16	0.00
B-1	11/01/2006	11/30/2006	30/360	1,608,821.15	6.00000000	8,044.11	0.00	0.00	0.00	0.00	8,044.11	0.00
B-2	11/01/2006	11/30/2006	30/360	1,287,096.66	6.00000000	6,435.48	0.00	0.00	0.00	0.00	6,435.48	0.00
B-3	11/01/2006	11/30/2006	30/360	1,107,456.90	6.00000000	5,537.28	0.00	0.00	0.00	0.00	5,537.28	0.00
Deal Totals				**273,583,920.87**		**1,472,268.75**	**0.00**	**0.00**	**0.00**	**0.00**	**1,472,268.75**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32000000	A-5, A-6, A-8, A-9

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	2,763.68	2,763.68	0.00	0	0.00	61,469.30	13,152.98	68,451.50	2,470.68	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,399	1,222	N/A	190	20	0	2	0	1,200
	Balance/Amount	323,843,583.63	276,179,226.23	186,974.06	106,930.39	4,696,526.78	N/A	1,002,821.83	0.00	270,185,973.17

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.73254443	6.72157996	345.63	345.63	6.39701453	6.38660285	6.39701453	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	22.52%	23.88%	18.67%		17.29%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	2	0	0	0	2
	Scheduled Balance	1,002,821.83	0.00	0.00	0.00	1,002,821.83

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,159	258,686,901.93	1	70,485.68	0	0.00	0	0.00	0.00	1,160	258,757,387.61
30 days	23	6,356,611.26	0	0.00	0	0.00	0	0.00	0.00	23	6,356,611.26
60 days	7	1,934,254.16	0	0.00	0	0.00	0	0.00	0.00	7	1,934,254.16
90 days	3	820,069.43	0	0.00	0	0.00	0	0.00	0.00	3	820,069.43
120 days	0	0.00	0	0.00	1	235,803.69	0	0.00	0.00	1	235,803.69
150 days	0	0.00	0	0.00	0	0.00	1	129,600.00	129,600.00	1	129,600.00
180 days	0	0.00	0	0.00	1	257,060.62	0	0.00	0.00	1	257,060.62
181+ days	0	0.00	0	0.00	2	825,705.21	2	869,481.19	871,442.91	4	1,695,186.40
Total	1,192	267,797,836.78	1	70,485.68	4	1,318,569.52	3	999,081.19	1,001,042.91	1,200	270,185,973.17
Current	96.58%	95.74%	0.08%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	96.67%	95.77%
30 days	1.92%	2.35%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.92%	2.35%
60 days	0.58%	0.72%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.58%	0.72%
90 days	0.25%	0.30%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.25%	0.30%
120 days	0.00%	0.00%	0.00%	0.00%	0.08%	0.09%	0.00%	0.00%	0.00%	0.08%	0.09%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.05%	0.05%	0.08%	0.05%
180 days	0.00%	0.00%	0.00%	0.00%	0.08%	0.10%	0.00%	0.00%	0.00%	0.08%	0.10%
181+ days	0.00%	0.00%	0.00%	0.00%	0.17%	0.31%	0.17%	0.32%	0.32%	0.33%	0.63%
Total	99.33%	99.12%	0.08%	0.03%	0.33%	0.49%	0.25%	0.37%	0.37%	100.00%	100.00%

11. Delinquency Data

	Totals			
	Count	% Count	Balance	% Balance
1 Month	23	1.92%	6,356,611.26	2.35%
2 Months	7	0.58%	1,934,254.16	0.72%
3 Months	3	0.25%	820,069.43	0.30%
4 Months	1	0.08%	235,803.69	0.09%
5 Months	1	0.08%	129,600.00	0.05%
6 Months	1	0.08%	257,060.62	0.10%
7 Months	0	0.00%	0.00	0.00%
8 Months	3	0.25%	1,270,205.21	0.47%
9 Months	1	0.08%	424,981.19	0.16%
10 Months	0	0.00%	0.00	0.00%
11 Months	0	0.00%	0.00	0.00%
12 Months	0	0.00%	0.00	0.00%
13 Months	0	0.00%	0.00	0.00%
14 Months	0	0.00%	0.00	0.00%
15 Months	0	0.00%	0.00	0.00%
16 Months	0	0.00%	0.00	0.00%
17 Months	0	0.00%	0.00	0.00%
18 Months	0	0.00%	0.00	0.00%
19 Months	0	0.00%	0.00	0.00%
20 Months	0	0.00%	0.00	0.00%
21 Months	0	0.00%	0.00	0.00%
22 Months	0	0.00%	0.00	0.00%
23 Months	0	0.00%	0.00	0.00%
24 Months	0	0.00%	0.00	0.00%
25 Months	0	0.00%	0.00	0.00%
26 Months	0	0.00%	0.00	0.00%
27 Months	0	0.00%	0.00	0.00%
28 Months	0	0.00%	0.00	0.00%
29 Months	0	0.00%	0.00	0.00%
30 Months	0	0.00%	0.00	0.00%
31 Months	0	0.00%	0.00	0.00%
32 Months	0	0.00%	0.00	0.00%
33 Months	0	0.00%	0.00	0.00%
34 Months	0	0.00%	0.00	0.00%
35 Months	0	0.00%	0.00	0.00%
36 Months	0	0.00%	0.00	0.00%
37 Months	0	0.00%	0.00	0.00%
38 Months	0	0.00%	0.00	0.00%
39 Months	0	0.00%	0.00	0.00%
40 Months	0	0.00%	0.00	0.00%
41 Months	0	0.00%	0.00	0.00%
42 Months	0	0.00%	0.00	0.00%
43 Months	0	0.00%	0.00	0.00%
44 Months	0	0.00%	0.00	0.00%
45 Months	0	0.00%	0.00	0.00%
46 Months	0	0.00%	0.00	0.00%
47 Months	0	0.00%	0.00	0.00%
48 Months	0	0.00%	0.00	0.00%
49 Months	0	0.00%	0.00	0.00%
50 Months	0	0.00%	0.00	0.00%
51 Months	0	0.00%	0.00	0.00%
52 Months	0	0.00%	0.00	0.00%
53 Months	0	0.00%	0.00	0.00%
54 Months	0	0.00%	0.00	0.00%
55 Months	0	0.00%	0.00	0.00%
56 Months	0	0.00%	0.00	0.00%
57 Months	0	0.00%	0.00	0.00%
58 Months	0	0.00%	0.00	0.00%
59 Months	0	0.00%	0.00	0.00%
60+ Months	0	0.00%	0.00	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

GMAC RFC

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	1	0	0	0	1
	Total Realized Loss	18,796.28	0.00	0.00	0.00	18,796.28

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	1	1
	Subsequent Recoveries	18,796.28	18,796.28
	Net Loss [1]	(18,796.28)	0.00
	Net Loss % [2]	(0.01)%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.01%	0.01%		0.00 %
	Constant Default Rate	0.00%	0.17%	0.08%		0.05%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,238,436.00**	**9,715,308.00**	**115,833.00**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	92.65589818%	100.00000000%

	Ending Percentage
M-1	3.88902294%
M-2	1.19654286%
M-3	0.89740715%
Class M Total:	5.98297295%
B-1	0.59827143%
B-2	0.47863192%
B-3	0.41885263%
Class B Total:	1.49575598%

GMAC RFC

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QS1
December 26, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	6,475,559.98
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	18,796.28
Repurchase Proceeds	1,002,821.83
Other Deposits/Adjustments (including Derivative Payment)	2,763.68
Total Deposits	7,499,941.77

Uses of Funds	Amount
Transfer to Certificate Account	7,484,318.08
Reimbursed Advances and Expenses	2,470.68
Master Servicing Compensation	13,152.98
Derivative Payment	N/A
Total Withdrawals	7,499,941.74
Ending Balance	0.00